UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of: September, 2026.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

As previously disclosed, on November 18, 2024, Fusion Fuel Green PLC, an Irish public limited company (the “Company”), Quality Industrial Corp., a Nevada corporation (“QIND”), Ilustrato Pictures International Inc., a Nevada corporation (“ILUS”), and other parties entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”). Pursuant to the Stock Purchase Agreement, the Company issued an aggregate of 4,171,327 Series A Convertible Preferred Shares with a nominal value of $0.0001 each (“Series A Preferred Shares”) to the Sellers (as defined in the Stock Purchase Agreement), which are convertible into 1,191,812 Class A ordinary shares of the Company with nominal value $0.0035 each (“Class A Ordinary Shares”), upon satisfaction of certain conditions. ILUS acquired 3,215,258 of the Series A Preferred Shares as one of the Sellers under the Stock Purchase Agreement. ILUS also acquired 109,113 Class A Ordinary Shares (together with the Series A Preferred Shares, the “Company Shares”) as one of the Sellers under the Stock Purchase Agreement.

The Stock Purchase Agreement provides, among other things, that if the Company does not obtain the approval of the shareholders of the Company for certain matters by a certain date (the “Extended Purchaser Meeting Deadline”), then, within 15 calendar days after the Extended Purchaser Meeting Deadline, the Company shall, among other things, complete the repurchase of the Company Shares and return 78,312,334 shares of common stock and 20,000 shares of Series B Preferred Stock of QIND to the Sellers.

In connection with the ongoing relationship between the Company and ILUS under the Stock Purchase Agreement, and in consideration of ILUS’s agreement, among other things, to extend certain performance deadlines thereunder, the Company entered into three loan agreements with ILUS (collectively, the “Loan Agreements”), the material terms of which are described below.

December 2025 Loan Agreement

On December 24, 2025, the Company, as lender, entered into a Loan Agreement (the “December 2025 Loan Agreement”) with ILUS, as borrower, pursuant to which the Company agreed to lend ILUS an aggregate principal amount of $100,000, interest-free and unsecured, for general working capital purposes. In consideration for the loan, ILUS agreed to extend the Extended Purchaser Meeting Deadline to March 31, 2026, and to procure that the other Sellers agree to such extension. The loan is repayable in full on the earliest of: (a) the first anniversary of the date of the December 2025 Loan Agreement; (b) conversion of any preferred shares in the Company held by ILUS into ordinary shares; or (c) ILUS ceasing to hold any shares in the Company. At the Company’s option and subject to applicable law, the loan may be repaid by cancellation of shares in the Company held by ILUS having a value equivalent to the outstanding loan amount. The December 2025 Loan Agreement contains customary events of default, including non-payment (subject to a 10 business day cure period), breach of agreement, misrepresentation, and insolvency events, upon the occurrence of which the Company may accelerate repayment of the outstanding balance. The December 2025 Loan Agreement is governed by the laws of Ireland.

February 2026 Loan Agreement

On February 16, 2026, the Company entered into a second Loan Agreement (the “February 2026 Loan Agreement”) with ILUS, pursuant to which the Company agreed to lend ILUS an aggregate principal amount of $240,000, interest-free and unsecured, for general working capital purposes. The consideration and repayment terms of the February 2026 Loan Agreement are substantially the same as those of the December 2025 Loan Agreement, including the extension of the Extended Purchaser Meeting Deadline to March 31, 2026 as consideration, repayment on the earliest of the first anniversary of the agreement, conversion of preferred shares, or ILUS ceasing to hold shares in the Company, and the Company’s option to satisfy repayment by cancellation of shares. The February 2026 Loan Agreement contains the same customary events of default as under the December 2025 Loan Agreement and is governed by the laws of Ireland.

March 2026 Loan Agreement

On March 26, 2026, the Company entered into a third Loan Agreement (the “March 2026 Loan Agreement”) with ILUS, pursuant to which the Company and ILUS agreed that certain payments totaling $100,000 made during February and March 2026 to entities related to ILUS (the “ILUS Related Payments”) constitute a loan subject to repayment by ILUS under the March 2026 Loan Agreement, separate from and in addition to the amounts owing under the February 2026 Loan Agreement. The March 2026 Loan Agreement is interest-free. In consideration for the March 2026 Loan Agreement, ILUS agreed to extend the Extended Purchaser Meeting Deadline to June 30, 2026 and to procure that the other Sellers agree to such extension. The March 2026 Loan Agreement further provides that this extension does not excuse the Company from meeting its obligations as soon as it is technically possible to do so and the Company does not have a matter of choice as to when it chooses to meet its stock purchase obligations, it must do so immediately that it is technically able to, that a further extension will not be granted, and that the Company must under no circumstances whatsoever intentionally delay the process and must do everything within its power to meet the stock purchase agreement obligations as soon as possible. The March 2026 Loan Agreement also recites that “[the Company] will continue to provide additional loans to [ILUS] from proceeds of capital raising activities [ILUS] executes as it did in both December 2025 and the first quarter of 2026.”

The March 2026 Loan Agreement provides that all amounts owed under the March 2026 Loan Agreement and the February 2026 Loan Agreement (the “Secured Obligations”) are secured by the preferred shares of the Company held by ILUS (the “Secured Shares”). The Company may impose restrictions on the transfer, conversion, or other disposal of a portion of the Secured Shares equal in value to the outstanding balance of the Secured Obligations. While any such share restriction is in effect, ILUS may not sell, transfer, convert, or encumber the Secured Shares without the prior written consent of the Company, and the Company may note the restriction on its register of members and instruct its transfer agents to refuse transfers of the Secured Shares. The Secured Shares will be released from these restrictions to the extent of the payment or discharge of the Secured Obligations.

The repayment terms of the March 2026 Loan Agreement are substantially the same as those of the prior Loan Agreements, including repayment on the earliest of the first anniversary of the March 2026 Loan Agreement, conversion of preferred shares, or ILUS ceasing to hold shares in the Company, and the Company’s option to satisfy repayment by cancellation of shares. The March 2026 Loan Agreement contains the same customary events of default and is governed by the laws of Ireland.

As of the date of this Report on Form 6-K, ILUS and the Company agreed that advances totaling $230,000 would be made under the Loan Agreements. Specifically, at the direction of ILUS, the Company advanced $80,000 directly to ILUS (consisting of $50,000 in December 2025 and $30,000 in August 2026) and $150,000 to another entity designated by ILUS (consisting of payments of $50,000, $10,000, $65,000, and $25,000 in December 2025, February 2026, February 2026, and March 2026, respectively).

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File 333-287226, 333-289429, 333-286198, 333-286202, 333-251990, 333-264714, 333-276880, 333-293286, and 333-294414) and Form S-8 (File Nos. 333-258543 and 333-291732) and the prospectuses thereof and any prospectus supplements or amendments thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: September 4, 2026	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer, Interim Chief Financial Officer and Chief Strategy Officer